Item 77I- Terms of new or amended securities - For period Ended
5-31-2014

PNC Funds

At the August 29, 2013 Regular Meeting of the Board of Trustees, the Board approved the creation of two new series of the PNC Funds as well as new share classes of the PNC S&P 500 Index Fund. The two new series are designated as: PNC Mid Cap Index Fund and PNC Small Cap Index Fund (collectively, the "New Index Funds"). A description of the New Index Funds and the share classes they each offer, as well as a description of the new share classes offered by PNC S&P 500 Index Fund are contained in the Index Funds Prospectuses and Statement of Additional Information dated December 30, 2013, which was filed in the PNC Funds' Rule 485(b) filing on December 27, 2013.